Exhibit 99.2

CLARMIN EXPLORATIONS INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - expressed in Canadian Dollars)

For the Three and Nine Months Ended April 30, 2020 and 2019

CLARMIN EXPLORATIONS INC.

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed interim financial statements of the Company and all information contained in the report have been prepared by and are the responsibility of the Company’s management.

The Audit Committee of the Board of Directors has reviewed the condensed interim financial statements and related financial reporting matters.

The Company’s independent auditor has not performed a review of these condensed interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of condensed interim financial statements by an entity’s auditor.

CLARMIN EXPLORATIONS INC.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - expressed in Canadian Dollars)

	Notes	April 30, 2020 $	July 31, 2019 $
ASSETS
Current assets
Cash		247,822	314,323
Prepaids and other		6,014	4,056

		253,836	318,379
Exploration and evaluation assets	5	90,000	90,000

Total assets		343,836	408,379

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		3,610	13,653

EQUITY
Share capital	6	721,375	721,375
Contributed surplus	6	122,102	122,102
Deficit		(503,251)	(448,751)

Total		340,226	394,726

Total liabilities and equity		343,836	408,379

Organization and nature of operations and going concern (Note 1)

Approved by the Board of Directors on June 25, 2020

“Nico Civelli”	Director	“Mark Lawson”	Director

The accompanying notes are an integral part of these condensed interim financial statements

CLARMIN EXPLORATIONS INC.

CONDENSED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the Three and Nine Months Ended April 30, 2020 and 2019

(Unaudited - expressed in Canadian Dollars)

		Three months ended April 30,		Nine months ended April 30,
	Notes	2020 $	2019 $	2020 $	2019 $
Advance royalty	5	—	—	5,000	—
Exploration costs		—	—	840	—

		—	—	5,840	—
Expenses
Professional fees		23,430	5,757	33,225	16,242
Filing and listing fees		6,176	9,372	13,324	31,937
Office expenses		16,088	7,324	16,388	11,675

Total expenses		(45,694)	(22,453)	(62,937)	(59,854)
Loss before other items		(45,694)	(22,453)	(68,777)	(59,854)

Other Items:
Other income		14,277	—	14,277	—
Write-down of mineral property		—	(20,000)	—	(20,000)

Net and comprehensive loss for the period		(31,417)	(42,453)	(54,500)	(79,854)

Basic and diluted loss per share		(0.00)	(0.00)	(0.00)	(0.00)

Weighted average number of shares outstanding		14,200,001	14,008,990	14,200,001	13,800,734

The accompanying notes are an integral part of these condensed interim financial statements

CLARMIN EXPLORATIONS INC.

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the Three and Nine Months Ended April 30, 2020 and 2019

(Unaudited - expressed in Canadian Dollars)

	Number of shares	Amount $	Contributed Surplus $	Deficit $	Total $
Balance, July 31, 2018	13,700,001	666,375	122,102	(348,227)	440,250
Shares issued during the period	500,000	55,000			55,000
Net and comprehensive loss for the period	—	—	—	(79,854)	(79,854)

Balance, April 30, 2019	14,200,001	721,375	122,102	(428,081)	415,396
Shares issued for exploration and evaluation asset	—	—	—	—	—
Net and comprehensive loss for the period	—	—	—	(20,670)	(20,670)

Balance, July 31, 2019	14,200,001	721,375	122,102	(448,751)	394,726
Net and comprehensive loss for the period	—	—	—	(54,500)	(54,500)

Balance, April 30, 2020	14,200,001	721,375	122,102	(503,251)	340,226

The accompanying notes are an integral part of these condensed interim financial statements

CLARMIN EXPLORATIONS INC.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

For the Three and Nine Months Ended April 30, 2020 and 2019

(Unaudited - expressed in Canadian Dollars)

	April 30, 2020 $	April 30, 2019 $
Cash flow provided by (used in)
Operating activities
Loss for the period	(54,500)	(79,854)
Non-cash items:
Write-off of mineral property	—	20,000
Changes in non-cash working capital items
Prepaids and other	(1,958)	(2,012)
Accounts payable and accrued liabilities	(10,043)	(632)

	(66,501)	(62,498)
Investing activities
Exploration and evaluation assets acquisition cost	—	(35,000)

Change in cash during the period	(66,501)	(97,498)
Cash - beginning of the period	314,323	433,108

Cash - end of the period	247,822	335,610

The accompanying notes are an integral part of these condensed interim financial statements

CLARMIN EXPLORATIONS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three and Nine Months Ended April 30, 2020 and 2019

(Unaudited - expressed in Canadian Dollars)

1.	ORGANIZATION AND NATURE OF OPERATIONS AND GOING CONCERN

Clarmin Explorations Inc. (“Clarmin” or the “Company”) was incorporated under the Business Corporations Act of British Columbia on October 13, 2016. The Company is engaged in the exploration and evaluation of mineral properties in Canada. The Company’s head office is located at 880 - 580 Hornby Street, Vancouver, BC V6C 3B6.

On January 8, 2018 the Company completed its Initial Public Offering (the “Offering”) of common shares. The Company issued 3,500,000 common shares at a price of $0.10 per share for gross proceeds of $350,000. In connection with the Offering the Company entered into an Agency Agreement with Haywood Securities Inc. (the “Agent”). The Company paid the Agent a cash commission of 8% of the gross proceeds of the Offering and corporate finance costs of $20,000. In addition, the Company granted 280,000 non-transferable options to the Agent entitling the Agent to purchase common shares at a price of $0.10 for a period of 24 months from the date of closing the Offering. The Company’s common shares were listed on the TSX Venture Exchange (“TSX-V”) on January 8, 2018 under the symbol “CX”.

These condensed interim financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. At April 30, 2020, the Company had accumulated losses of $503,251 (July 31, 2019 - $448,751) since its inception and expects to incur further losses in the development of its business. The continuation of the Company is dependent upon obtaining necessary financing to meet its ongoing operational levels of exploration and corporate overhead. These factors indicate material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The World Health Organization has declared COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, leading to an economic downturn. The impact on the Company is not currently determinable but management continues to monitor the situation.

While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that financing will be available on terms which are acceptable to the Company. These condensed interim financial statements do not give effect to any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue its operations as a going concern.

2.	BASIS OF PRESENTATION

Statement of Compliance

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended July 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB.

CLARMIN EXPLORATIONS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three and Nine Months Ended April 30, 2020 and 2019

(Unaudited - expressed in Canadian Dollars)

The Company uses the same accounting policies and methods of computation as in the annual financial statements for the period ended July 31, 2019 except as stated in Note 3.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

IFRS 16 Leases

IFRS - 16 Leases is a new standard that became effective for the Company on August 1, 2019.

IFRS 16 specifies how an issuer will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less, or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The adoption of IFRS 16 did not have a significant impact on the financial statements as the Company does not have any leases.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make judgments, estimates and assumptions based on currently available information that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual results could differ. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material. In the process of applying the Company’s accounting policies, management has made the following estimates, assumptions and judgments which have a significant effect on the amounts recognized in the financial statements:

Critical accounting judgments

(i)

Exploration and Evaluation Assets - The application of the Company’s accounting policy for E&E acquisition expenditures requires judgment in determining whether it is likely that future economic benefits will follow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after acquisition expenditures are capitalized, information becomes available suggesting that the recovery of the acquisition expenditures is unlikely, the amounts capitalized are written off in the Company’s profit or loss in the period the new information becomes available.

(ii)

Going concern - The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Factors considered by management are disclosed in Note 1.

(iii)

Income taxes - In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

CLARMIN EXPLORATIONS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three and Nine Months Ended April 30, 2020 and 2019

(Unaudited - expressed in Canadian Dollars)

5.	EXPLORATION AND EVALUATION ASSETS

Benton Property

On March 7, 2019, the Company entered into a purchase agreement (the “Purchase Agreement”) to acquire a 100% interest in three tenures totaling 1,285 hectares (the “Benton Property”) located in New Brunswick, Canada. As per the Purchase Agreement the Company issued 500,000 common shares, fair valued at $55,000, and made a cash payment of $35,000 and now holds a 100% interest in the Benton Property.

There is a 2% Net Smelter Return Royalty on the Benton Property, of which 50% may be repurchased by the Company for $1,000,000. The Company will also be required to pay advance royalty payments of $5,000 per annum commencing on January 15, 2020 (paid).

During the nine months ended April 30, 2020 the Company incurred $840 (2019 - $nil) of exploration expenses consisting of license renewal costs.

During the nine months ended April 30, 2020 the Company received $14,277 in BC Mining and Explorations Tax Credits related to past exploration work. It is the Company’s accounting policy to expense exploration costs so the Company has recorded the receipt as other income.

Arlington Property

On April 27, 2017 the Company entered into a mineral property option agreement (the “Agreement”) to acquire a 100% interest in the Arlington Property located in British Colombia. The Company incurred $20,000 of cash acquisition costs.

On March 28, 2019 the Company elected to terminate the Agreement and wrote off $20,000 of acquisition costs related to the Arlington Property. The Company has no further commitments related to the Arlington Property.

The Company’s exploration and evaluation assets at April 30, 2020 and July 31, 2019 were as follows:

	Benton Property $	Arlington Property $	Total $
Balance, July 31, 2018	—	20,000	20,000
Acquisition cost	90,000	—	90,000
Write-down of exploration and evaluation assets	—	(20,000)	(20,000)

Balance, July 31, 2019 and April 30, 2020	90,000	—	90,000

CLARMIN EXPLORATIONS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three and Nine Months Ended April 30, 2020 and 2019

(Unaudited - expressed in Canadian Dollars)

6.	SHARE CAPITAL

a) Authorized:   Unlimited common shares without par value.

                                       Unlimited preferred shares issuable in series.

The Company did not have any financing activities during the nine months ended April 30, 2020.

b) Escrow shares

On October 31, 2017 the Company entered into an escrow agreement with certain shareholders of the Company and 2,700,001 common shares of the Company were placed into escrow. These escrow shares will be released as follows:

Date of Automatic Timed Release	Amount of escrow shares released
On the date the Company’s shares were listed on the TSX-V, January 8, 2018	270,000
July 8, 2018	405,000
January 8, 2019	405,000
July 8, 2019	405,000
January 8, 2020	405,000
July 8, 2020	405,000
January 8, 2021	405,001

As at April 30, 2020, 810,001 (July 31, 2019 - 1,215,001) shares were held in escrow.

c) Stock options

On August 31, 2017 the Company adopted a stock option plan (the “Stock Option Plan”). As per the Stock Option Plan the Company reserves for issuance up to 10% of the number of the Company’s Common shares issued and outstanding at the time such options are granted and the maximum number of common shares reserved for issue to any one individual upon exercise of all stock options held by such individual may not exceed 5% of the issued common shares, if the individual is a director, officer, employee or consultant, or 2% of the issued common shares, if the individual is engaged in providing investor relations services, on a yearly basis. All options granted under the Stock Option plan will expire not later than the date that is ten years from the date that such options are granted. Options terminate as follows: (i) immediately in the event of dismissal with cause; (ii) 90 days from the date of termination other for cause; (iii) one year from the date of death or disability. Options granted under the Stock Option Plan are not transferable or assignable other than by will or other testamentary instrument pursuant to the laws of succession.

CLARMIN EXPLORATIONS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three and Nine Months Ended April 30, 2020 and 2019

(Unaudited - expressed in Canadian Dollars)

The balance of stock options outstanding and exercisable as at April 30, 2020 and July 31, 2019 and the changes for the periods then ended is as follows:

	Number of Options #	Weighted Average Exercise Price $	Weighted Average Life Remaining (years)
Balance, July 31, 2018	1,350,000	0.10	4.19
Granted	—	—	—

Balance, July 31, 2019 and April 30, 2020	1,350,000	0.10	2.69

As at April 30, 2020, the Company’s stock options outstanding were as follows:

Expiry Date	Exercise price $	Remaining life (years)	Options outstanding and exercisable
January 8, 2023	0.10	2.69	1,350,000

d)	Warrants

The balance of warrants outstanding as at April 30, 2020 and July 31, 2019 and the changes for the periods then ended is as follows:

	Number of Warrants #	Weighted Average Exercise Price $	Weighted Average Life Remaining (years)
Balance, July 31, 2018 and 2019	280,000	0.10	1.19
Expired	(280,000)	0.10	—

Balance, April 30, 2020	—	—	—

During the nine months ended April 30, 2020, 280,000 warrants expired unexercised.

7.	RELATED PARTY TRANSACTIONS

As at April 30, 2020, the Company had $nil (July 31, 2019 - $nil) in accounts payable and accrued liabilities owing to a Director of the Company. Compensation to key management being the CEO and directors, during the three and nine months ended April 30, 2020 was $nil. (2019 - $nil)

CLARMIN EXPLORATIONS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three and Nine Months Ended April 30, 2020 and 2019

(Unaudited - expressed in Canadian Dollars)

8.	SEGMENT INFORMATION

The Company operations in a single reportable operating segment, being the acquisition and exploration of mineral property assets in Canada. As at April 30, 2020 and July 31, 2019, all operations and assets were in Canada.